Exhibit 12.1
     Statement re: Computation of Ratio of Earnings to Fixed Charges

	Nine Months
	Ended
	9/30/2008	2007	2006	2005	2004	2003
Earnings:
Income from continuing operations before provision for income taxes	$31,278	$35,987	$38,015	$21,109	$16,601	$5,704
Add: Fixed charges	2,314	3,246	2,003	776	242	293
Subtract: Interest capitalized	(2,248)	(3,108)	(798)	—	—	—

Earnings	$31,344	$36,125	$39,220	$21,885	$16,843	$5,997

Fixed Charges:
Interest expensed and capitalized	$2,252	$3,179	$1,944	$767	$241	$293
Amortized premiums, discounts and capitalized expenses related to indebtedness	62	67	59	9	1	—

Fixed Charges	$2,314	$3,246	$2,003	$776	$242	$293

Ratio of Earnings to Fixed Charges	13.5	11.1	19.6	28.2	69.6	20.5